SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 20th, 2003

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

7, rue de Téhéran, 75008 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

Groupe Danone is furnishing under cover of Form 6-K the preliminary notice of the Combined Ordinary General Meeting and Extraordinary General Meeting of shareholders, along with the agenda and draft resolutions for the meeting.

This translation has been prepared for the convenience of English-speaking readers. The original French version alone is binding.

GROUPE DANONE

A French limited company (société anonyme)

with a share capital of €137,335,122

Registered office: 7 Rue de Téhéran, 75008 Paris

Paris Trade and Company Registry No. 552 032 534 RCS PARIS

PRELIMINARY NOTICE OF A MEETING

The Shareholders are informed that the Board of Directors has decided to call a Combined Ordinary General Meeting and Extraordinary General Meeting to be held at 3 p.m. on Tuesday, April 1st, 2003 at the registered office: 7 Rue de Téhéran, 75008 Paris.

Should the General Meeting be unable to validly transact business because the quorum requirements are not met, it will be rescheduled and held at 3 p.m. on Friday, April 11, 2003 at the Carrousel du Louvre, 99 Rue de Rivoli 75001 Paris.

The agenda for the Meeting is as follows:

1.	Items within the competence of the Ordinary General Meeting of Shareholders

➢	Reports from the Board of Directors and the Statutory Auditors

➢	Approval of the transactions referred to in article L 225-38 of the Code of Commerce (Code de Commerce)

➢	Approval of the corporate and consolidated financial statements for financial year 2002, and full and unqualified discharge to the Board of Directors

➢	Allocation of income and dividend distribution

➢	Ratification of the provisional appointment of Mr. Emmanuel Faber as a member of the Board of Directors

➢	Renewal of the appointment of Mr. Christian Laubie as a member of the Board of Directors

➢	Renewal of the appointment of Mr. Jérôme Seydoux as a member of the Board of Directors

➢	Appointment of Mr. Richard Goblet d’Alviella as a member of the Board of Directors

➢	Appointment of Mr. Hakan Mogren as a member of the Board of Directors

➢	Appointment of Mr. Benoît Potier as a member of the Board of Directors

➢	Determination of amount of Directors’ fees

➢	Authorization to be granted to the Board of Directors to arrange the buyback by the Company of its own shares, as provided for by article L 225-209 of the Code of Commerce

➢	Authorization to be granted to the Board of Directors to issue ordinary bonds or subordinated securities

2.	Items within the competence of the Extraordinary General Meeting

➢	Reports from the Board of Directors and Statutory Auditors

➢	Authorization of the Board of Directors to make use of the delegations as provided in the twelfth and thirteenth resolutions by the Combined General Meeting of April 25, 2002 to issue securities in the event of a public offer for the purchase or exchange of Company shares

➢	Authorization of the Board of Directors to increase the capital in favor of employees of Groupe Danone or the companies of the group, with corresponding waiver of pre-emptive subscription rights

➢	Authorization of the Board of Directors to grant options for the purchase of shares

➢	Authorization to cancel shares and reduce share capital pursuant to the buyback by the Company of up to 10% of Company shares

➢	Powers to effect formalities

Shareholders will be asked to vote on the following draft resolutions:

1.	Resolutions within the competence of the Ordinary General Meeting of Shareholders

FIRST RESOLUTION

(Approval of the transactions referred to in article L 225-38 of the Code of Commerce)

The General Meeting of Shareholders, acting as an Ordinary General Meeting, takes note of the report drawn up by the Statutory Auditors in compliance with article L 225-40 of the Code of Commerce and approves the transactions which are the object of such report, as well as the execution of those for which approval had previously been granted.

SECOND RESOLUTION

(Approval of the corporate and consolidated financial statements for the financial year ended December 31, 2002)

Having reviewed the reports of the Board of Directors and the Statutory Auditors, the General Meeting of Shareholders, acting as an Ordinary General Meeting, expressly approves the corporate and consolidated financial statements for financial year 2002, as presented, together with the transactions recorded in the statements or described in the reports.

In view of this, the General Meeting of Shareholders grants the Board of Directors full and unqualified discharge for its management in the course of the year.

THIRD RESOLUTION

(Allocation of income and dividend distribution)

The General Meeting of Shareholders, acting as an Ordinary General Meeting and voting on a proposal by the Board of Directors, resolves to allocate the income for the year as follows:

Income	EUR 2,120,163,650.33
Which, together with retained earnings of	EUR 1,366,989,274.29
Sets distributable income at	EUR 3,487,152,924.62
Aggregate dividend for 137 335 122 shares	EUR 315,870,780.60
Allocation to unregulated reserves	EUR 1,800,000,000.00
The balance, i.e.,	EUR 1,371,282,144.02

to be carried forward as retained earnings

A net dividend of 2.30 EUR per share shall be distributed, together with a tax credit (tax already paid to the French Treasury) of a maximum of 1.15 EUR, in accordance with the law.

The General Meeting resolves that, in accordance with the provisions of article L 225-210 of the Code of Commerce, the amount of the dividend corresponding to the shares held by the Company on the date of distribution shall be allocated to retained earnings.

This dividend will be payable as of May 6, 2003.

Dividends paid for the three previous financial years were as follows:

Financial Year 1999	EUR 259,474,558.00
On capital stock of	EUR 113,018,975.33
Dividend per share	EUR 3.5
Tax credit (avoir fiscal)	EUR 1.75
Total income per share	EUR 5.25

Financial Year 2000	EUR 283,263,795.20
On capital stock of	EUR 149,086,208.00
Dividend per share*	EUR 1.90
Tax credit (avoir fiscal)	EUR 0.95
Total income per share	EUR 2.85

Financial Year 2001	EUR 290,528,859.62
On capital stock of	EUR 141,033,427.00
Dividend per share	EUR 2.06
Tax credit (avoir fiscal)	EUR 1.03
Total income per share	EUR 3.09

* after two-for-one stock split

FOURTH RESOLUTION

(Ratification of the provisional appointment of Mr. Emmanuel Faber as a member of the Board of Directors)

The General Meeting, acting as an Ordinary General Meeting, ratifies the provisional appointment of Mr. Emmanuel Faber as a member of the Board of Directors, made by the Board of Directors at its meeting of April 25, 2002, to replace a member of the Board who had resigned.

Mr. Emmanuel Faber’s term of office will expire at the end of the Ordinary General Meeting called to examine the financial statements for 2003.

FIFTH RESOLUTION

(Renewal of the appointment of Mr. Christian Laubie as a member of the Board of Directors)

The General Meeting, acting as an Ordinary General Meeting, renews the appointment of Mr. Christian Laubie as a member of the Board of Directors for the period of three years as set in the by-laws.

Mr. Christian Laubie’s term of office will expire at the end of the Ordinary General Meeting called to examine the financial statements for 2005.

SIXTH RESOLUTION

(Renewal of the appointment of Mr. Jérôme Seydoux as a member of the Board of Directors)

The General Meeting, acting as an Ordinary General Meeting, renews the appointment of Mr. Jérôme Seydoux as a member of the Board of Directors for the period of three years as set in the by-laws.

Mr. Jérôme Seydoux’s term of office will expire at the end of the Ordinary General Meeting called to examine the financial statements for 2005.

SEVENTH RESOLUTION

(Appointment of Mr. Richard Goblet d’Alviella as a member of the Board of Directors)

The General Meeting, acting as an Ordinary General Meeting, appoints for the period of three years as set in the by-laws Mr. Richard Goblet d’Alviella as a member of the Board of Directors.

Mr. Richard Goblet d’Alviella’s term of office will expire at the end of the Ordinary General Meeting called to examine the financial statements for 2005.

EIGHTH RESOLUTION

(Appointment of Mr. Hakan Mogren as a member of the Board of Directors)

The General Meeting, acting as an Ordinary General Meeting, appoints for the period of three years as set in the by-laws Mr. Hakan Mogren as a member of the Board of Directors.

Mr. Hakan Mogren’s term of office will expire at the end of the Ordinary General Meeting called to examine the financial statements for 2005.

NINTH RESOLUTION

(Appointment of Mr. Benoît Potier as a member of the Board of Directors)

The General Meeting, acting as an Ordinary General Meeting, appoints for the period of three years as set in the by-laws Mr. Benoît Potier as a member of the Board of Directors.

Mr. Benoît Potier’s term of office will expire at the end of the Ordinary General Meeting called to examine the financial statements for 2005.

TENTH RESOLUTION

(Determination of amount of director’s fees)

The General Meeting, acting as an Ordinary General Meeting, sets the total gross annual amount of directors’ fees payable to the Board of Directors at 500,000 euros to take effect from January 1, 2003, which will be applicable until a subsequent decision is taken by the General Meeting.

ELEVENTH RESOLUTION

(Authorization to be granted to the Board of Directors to arrange the buyback by the Company of its own shares under a new share buyback program)

Having reviewed the prospectus drawn up at the time of the share buyback program and approved by the Commission des Opérations de Bourse, and having consulted the report of the Board of Directors, the General Meeting, acting as an Ordinary General Meeting,

Empowers the Board of Directors to arrange the purchase of the Company’s own shares, for a period of eighteen months from the present General Meeting as provided for under article L 225-209 of the Code of Commerce.

The purchase of shares may be executed by the Board of the Directors for the purpose of:

➢	Either, granting options for the purchase of shares to employees or officers of the Company or employees or officers of companies or economic interest groups in which the Company holds at least 10% of the share capital or voting rights, either directly or indirectly, or the implementation of share purchase plans for employees,

➢	Or, stabilizing the price of Company shares on the stock market,

➢	Or, holding such shares, or transferring them or disposing of them by any means, notably on the stock market or in over-the-counter transactions, as part of financial operations,

➢	Or, if need be, cancelling such shares to achieve the best possible balance between equity and debt for the Company.

The acquisition, sale or transfer of such shares may be executed by any means on the stock market or over-the-counter, including the use of any derivative product or products traded on a regulated market or over-the-counter, as well as the implementation of options strategies (purchase and sale of puts and calls and all related combinations thereof).

These operations may be executed at any time, including during a tender offer.

Maximum purchase price:	EUR 200
Minimum selling price:	EUR 120
Maximum number of shares which can be purchased:	9,000,000

In the case of a capital increase achieved by incorporating reserves and allocating free bonus shares or through a stock split and combination of existing securities, the prices indicated above will be adjusted by a coefficient equal to the ratio between the number of shares making up total share capital before the operation and the number of shares existing after the operation.

This authorization cancels and replaces the authorization granted by the Combined General Meeting of Shareholders on April 25, 2002.

TWELFTH RESOLUTION

(Authorization to be granted to the Board of Directors to issue ordinary bonds or subordinated securities)

Having reviewed the reports of the Board of Directors, the General Meeting of Shareholders, acting as an Ordinary General Meeting, empowers the Board of Directors to issue, either in France or in other countries, ordinary bonds or subordinated securities, with or without maturity dates, up to a maximum nominal amount of EUR 2 billion, or the equivalent in any other currency.

The Board of Directors will have full power to:

➢	use this authorization on one or several occasions, in such proportions, at such dates and under such conditions as it deems appropriate.

➢	take or order such measures as may be necessary for issuance, notably by setting conditions for redemption, either in cash or in exchange for investment securities.

This authorization will remain in effect for a period of five years from the date of the present meeting.

It supersedes and replaces the empowerment granted by the Combined General Meeting of Shareholders on May 29, 2001.

2. Resolutions within the competence of the Extraordinary General Meeting

THIRTEENTH RESOLUTION

(Authorization of the Board of Directors to make use of the delegations as provided in the twelfth and thirteenth resolutions by the Combined General Meeting of April 25, 2002 to issue securities in the event of a public offer for the purchase or exchange of Company shares)

Acting as an Extraordinary Meeting, and having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting expressly authorizes the Board of Directors, when a public offer for the purchase or exchange of the Company’s shares is outstanding, to proceed, in full or in part and in compliance with conditions provided by law, with the issuance of securities as provided in the twelfth and thirteenth resolutions carried by the Combined General Meeting of Shareholders of April 25, 2002.

This authorization is valid until the next General Meeting of Shareholders called to approve the financial statements for that year.

The General Meeting notes that the bearers of bonds which may be converted and/or swapped for new or issued shares, who met on April 1, 2003, expressly approved the waiver of the pre-emptive subscription rights for the aforementioned securities at such meeting.

FOURTHTEENTH RESOLUTION

(Authorization of the Board of Directors to increase the capital in favor of employees of Groupe Danone or the companies of the group, with corresponding waiver of pre-emptive subscription rights)

Acting as an Extraordinary Meeting and having reviewed the report of the Board of Directors and the special statutory auditors’ report, the General Meeting, under Section 25 of the decree of October 21, 1986 on incentive bonuses, profit sharing and shareholdings by employees, and article L 225-138 of the Code of Commerce:

➢	Authorizes the Board of Directors to increase the capital, on one or more occasions, within twenty-six months from the date of the present General Meeting, by up to a maximum nominal amount of EUR 2 million by issuing ordinary shares to be paid up in cash;

➢	Reserves the subscription of all shares to be issued to the employees of Groupe Danone and the employees of the companies affiliated or economic interest groupings in which the Company holds, either directly or indirectly, at least 10% of equity or voting rights ;

➢	Resolves that the employees of the French companies concerned must participate in a Plan d’Epargne Entreprise (company savings /share ownership plan) and that the subscriptions from the employees of these companies shall take place through the Groupe Danone mutual fund (fonds commun de placement), the assets of which consist principally of Groupe Danone shares;

➢	Resolves that the issuing price of the new shares, which will grant their holders the same rights as existing shares, will be set at the time of each issue, at a value 20% below the average of opening prices listed during the twenty trading sessions preceding the date of the Board of Directors’ decision setting the subscription opening date.

This authorization duly entails the shareholders’ waiver, in favor of the employees, of their pre-emptive subscription rights to the shares to be issued at the time of the capital increases referred to heretofore.

The General Meeting notes that the holders of bonds convertible into or exchangeable for new or existing shares expressly approved, at the General Meeting held on April 1, 2003, the waiver of pre-emptive subscription rights referred to above.

The General Meeting delegates full powers to the Board of Directors to:

➢	Determine the date and conditions of the issues to be floated by virtue of this authorization; notably, to determine the issuing price of the new shares to be issued in accordance with the foregoing rules, the subscription opening and closing dates, rights dates, and payment dates, limited to a maximum of one year;

➢	Note the completion of the capital increases up to the amount of shares actually subscribed;

➢	Accomplish, directly or through a duly empowered representative, all transactions and formalities;

➢	Modify the bylaws to reflect the capital increases;

➢	Charge the cost of the capital increases to the premium on each increase and to take from this amount any sums to raise the legal reserve to one-tenth of the new share capital after each increase;

➢	And, in general, accomplish whatever else is necessary.

This authorization cancels and replaces, with respect to any unexercised portion, the previous authorization on share issues reserved for employees subscribing to a Company savings plan.

FIFTEENTH RESOLUTION

(Authorization to grant options for the purchase of shares)

Acting as an Extraordinary Meeting of Shareholders and after having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting:

Empowers the Board of Directors, as provided by articles L 225-177 to L 225-186 of the Code of Commerce, to grant, on one or more occasions, to such employees of the Company as it shall determine and to all or some of the company’s corporate officers, options to purchase shares previously purchased by the Company.

The total number of options attributed may not exceed two million shares of the Company and options will remain valid for a period of between five and ten years.

Such options may also be granted to the employees and corporate officers of companies or economic interest groupings in which the Company holds, either directly or indirectly, at least 10% of equity or voting rights.

The General Meeting consequently grants the Board of Directors all necessary powers to:

➢	Determine which companies or economic groupings are concerned and who the beneficiaries are to be, as well as the number of shares each beneficiary may purchase;

➢	Purchase on the market the shares which are the object of purchase options.

Except as otherwise provided by law, the price for the exercise of options to purchase shares will be set by the Board of Directors, subject to the conditions that the price may not be less than 100% of the average of opening prices listed during the twenty trading sessions preceding the Board of Directors’ decision setting out terms and dates from when options can be exercised.

The period during which the Board of Directors may, on one or more occasions, use this authorization, is set at twenty-six months from the date of the present General Meeting of Shareholders.

The present authorization annuls the previous authorization for the allocation of options to purchase shares insofar as it has not already been exercised.

SIXTEENTH RESOLUTION

(Authorization to cancel shares and reduce share capital pursuant to the buyback by the Company of up to 10% of Company shares)

Acting as an Extraordinary Meeting and after having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting:

➢	Authorizes the Board of Directors to cancel, on one or more occasions, in the proportions and at the times it shall deem appropriate, shares repurchased or held by the Company, subject in all events to a maximum of 10% of the total number of outstanding shares;

➢	Authorizes the Board of Directors to reduce the share capital as a result of such cancellation of shares, on one or more occasions and at its sole discretion, subject to a maximum of 10% of the share capital at the date hereof, any such reduction to be effected by charging the difference between the buyback price of the cancelled shares and their par value to share premiums and available reserves.

The authority granted hereby shall remain valid for a period of twenty-four months commencing on the date of this Meeting.

➢	Grants full authority to the Board of Directors to note the completion of the reduction in capital, amend Article 6 of the articles of incorporation and bylaws, and generally take all necessary action in connection therewith;

➢	Resolves that the authority granted to the Board of Directors by this Meeting to cancel shares that have been bought back and to reduce the Company’s capital may be exercised in whole or in part by the Board of Directors during a public offer for shares in the Company and that the Board of Directors may do so at any time during the period of validity of the offer.

SEVENTEENTH RESOLUTION

(Powers to effect formalities)

The General Meeting vests full powers in the bearer of copies of or extracts of the minutes of this General Meeting and any other necessary documents to effect all legal publication and other necessary formalities.

In order to attend or be represented at the Meeting:

➢	Shareholders who own registered shares must be registered with the company at least one day prior to the date of the Meeting;

➢	Shareholders who own bearer shares must file with the registered office at least one day prior to the date of the Meeting, or with any of the banks listed below at least three days prior to the date of the Meeting, a certificate issued by an authorized agent attesting that the shares have been blocked until the date of the Meeting:

•	Lazard Frères Banque, 121 Boulevard Haussmann, 75008 Paris,
•	Crédit Lyonnais, 19 Boulevard des Italiens, 75002 Paris,
•	Banque de Neuflize, Schlumberger, Mallet, Demachy, 3 Avenue Hoche, 75008 Paris,
•	Crédit Industriel et Commercial de Paris, 60 Rue de la Victoire, 75009 Paris,
•	Société Générale, Tour S.G. – 17 Cours Valmy, 92987 Paris La Défense Cedex,
•	Banque Transatlantique, 26 Avenue Franklin Roosevelt, 75008 Paris,
•	Crédit du Nord, 59 Boulevard Haussmann, 75009 Paris,
•	Lyonnaise de Banque, 8 Rue de la République, 69001 Lyon,
•	BNP Paribas, 16 Boulevard des Italiens, 75009 Paris,
•	Fortis Bank, 3 Montagne du Parc, B – 1000 Brussels (Belgium),
•	Crédit Agricole Indosuez, 9 Quai du Président Paul Doumer, 92400 Courbevoie,
•	Lombard Odier Darier Hentsch, 11 Rue de la Corraterie, 1204 Geneva (Switzerland),
•	Bank Sarasin & Co, 107 Freierstrasse, Basle (Switzerland),
•	J. Vontobel & Cie, Bahnhofstrasse 3, Zurich (Switzerland),
•	Banque Worms, 1 Place des Degrés, 92059 Paris La Défense,
•	Lazard Brothers & Co Limited, 21 Moorfields, London (United Kingdom),
•	Caisse des Dépôts et Consignations, 56 Rue de Lille, 75007 Paris.

Any shareholder who satisfies the legal requirements and wishes to request that draft resolutions be added to the agenda in accordance with Article 130 of Decree No. 67-236 of March 23, 1967 should send a request to the registered office in the form required by law and no later than ten days after publication of this notice.

Mail ballot forms and proxy forms will be sent to all registered shareholders.

Any holder of bearer shares wishing to vote by mail can obtain a mail ballot form from any of the banks listed above. The form should be requested by registered letter, return receipt requested, and should reach the bank at least six days prior to the date of the Meeting.

Mail ballots can only be counted if they are received by one of the aforementioned banks or by the company at its registered office (7 Rue de Téhéran, 75008 Paris) at least three days prior to the date of the Meeting.

In cases where a proxy form or mail ballot form is returned by an authorized agent, the Company reserves the right to question this agent to obtain the identity of the persons voting.

Groupe Danone shareholders may vote by internet prior to the Combined Ordinary and Extraordinary General Meeting in accordance with the procedures and conditions described below.

Holders of registered shares

Holders of registered shares (registered directly with the company or through an authorized custodian) wishing to vote online prior to the General Meeting must send their e-mail address to Lazard Frères Banque, Service Emetteurs, 121 boulevard Haussmann—75008 Paris, which acts as Registrar for Groupe Danone registered shares. This e-mail address will be communicated to BNP Paribas Securities Services, manager of the online voting site, and will be used to send the holder of registered shares a password to access the secure dedicated site for online voting prior to the Groupe Danone General Meeting. The shareholder must then follow the instructions on the screen.

Holders of bearer shares

Holders of bearer shares wishing to vote online prior to the General Meeting must submit a request in writing to the institution administering their securities account, asking that it issue a certificate attesting that the number of shares determined by the shareholder have been frozen until the date of the Meeting, and supplying that institution with their e-mail address. In accordance with usual procedures, the institution administering the shareholder’s securities account will send this certificate together with the shareholder’s e-mail address to Lazard Frères Banque, authorized to act for Groupe Danone. Lazard Frères Banque will then send a copy of the certificate together with the shareholder’s e-mail address to BNP Paribas Securities Services, manager of the online voting site. This address will be used to send the holder of bearer shares a password to access the secure dedicated site for voting online prior to the Groupe Danone General Meeting. The shareholder must then follow the instructions on the screen.

The secure site dedicated to voting prior to the Groupe Danone General Meeting will be open from March 25, 2003 at the latest.

Online voting will be terminated at 3:00 p.m., Paris time, on the day preceding the General Meeting.

To avoid any overload of the dedicated site, which might make it impossible to take into account votes expressed online, shareholders are advised not to wait until the day prior to the Meeting to cast their votes.

The address of the site dedicated to the Groupe Danone General Meeting is: http//gisproxy.bnpparibas.com

THE BOARD OF DIRECTORS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: February 20, 2003	By:	/s/ EMMANUEL FABER
Name: Emmanuel Faber Title: Senior Executive Vice-President Chief Financial Officer